Exhibit 16.1
February 16, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561
Dear Sirs/Madams:
We have read the change in independent registered public accounting firm disclosure pursuant to Item 304 of Regulation S-K, captioned “Change in Accountants” and included by Fallbrook Technologies Inc. in its Registration Statement on Form S-1 dated February 16, 2010, and have the following comments:
1)	We agree with the statements being made in the second sentence of paragraph 1, as well as the entirety of paragraphs 2, 3 and 5.

2)	We have no basis on which to agree or disagree with the statements being made in the first and third sentences of paragraph 1, as well as the entirety of paragraph 4.
Sincerely,
/s/ McGladrey & Pullen, LLP